July 24, 2014

Mr. David L. Orlic

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Asia Green Agriculture Corporation Amendment No. 1 to Schedule 13E-3 filed by Asia
Green Food Enterprise Limited, AGF Industrial Limited, Mr. Youdai Zhan et al.
Filed July 14, 2014
File No. 005-84824

Dear Mr. Orlic,

     We thank the Staff for its comment letter of July 18, 2014 relating to the Schedule 13E3 Amendment No. 1 filed on July 14, 2014. We are herewith submitting our response to the issues raised by the Staff’s comment letter and filing Amendment No. 2 to the above referenced Schedule 13E3 (“Amendment No. 2”).

     For your convenience of reference, we have repeated below, verbatim, the Staff’s comments addressed in this letter (numbered as numbered in the Staff’s comment letter) which are followed by our responses.

Factors Considered In Determining Fairness, page 17

1.

We note your response to prior comment 5 and continue to question how the third and fifth bullet points are consistent with each other and/or indicate fairness. The fact that the filing persons own 93.6% of AGAC common stock would appear to make it unlikely that any third party would be interested in evaluating a possible transaction to compete with that of the filing persons. In any event, these factors do not appear to support a finding of substantive fairness. Disclosure in the third and fifth bullet points now explicitly acknowledges this. Please revise.

Amendment No. 2 has been amended to clarify the points set forth above by revising, replacing and/or re-organizing the placement of the factors as appropriate. Please refer to the section entitled (1) Summary Term Sheet - The Filing Persons’ Position on the Fairness of the Merger on pages 4 and 5 of Amendment No. 2; (2) Special Factors – Purposes, Reasons, Alternatives and Effects of the Merger – Purposes on page 10 of Amendment No. 2; and (3) Factors Considered in Determining Fairness on pages 17 to 20 of Amendment No. 2.

No Liquidity or Trading Market, page 19

2.

We note your revision to this bullet point in response to prior comment 5 and continue to question how this factor indicates substantive fairness. The fact that shareholders do not have any opportunity to monetize their investment other than through the offer does not appear to indicate that the current transaction is fair. Similar statements could be made regarding a lack of prior opportunities to receive dividends and the lack of third party offers. Please revise your disclosure to address this, as requested.

We note to the Staff that this bullet point has been removed. The factual circumstances concerning such bullet point have been described under the section entitled Special Factors – Purposes, Reasons, Alternatives and Effects of the Merger – Purposes on page 10 of Amendment No. 2.

3.	We note your response to prior comment 15. Please disclose the actual net book value on a per share basis, so that security holders can compare it to the consideration they will be receiving.

The requested disclosure has been added under the section entitled Factors Considered in Determining Fairness in the first full paragraph on page 19 of Amendment No. 2.

4.

We note your response to prior comment 16. As requested, please revise to indicate that the filing persons expressly adopt the financial analysis and discussion as their own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A.

The requested disclosure has been added under the section entitled Summary Term Sheet - The Filing Persons’ Position on the Fairness of the Merger on page 4 of Amendment No. 2 and under the section entitled Factors Considered in Determining Fairness – Financial Analysis by Duff & Phelps on page 18 of Amendment No. 2.

Preparer and Summary of the Report, Opinion or Appraisal, page 21

5.

We note your response to prior comment 7 and continue to believe that the noted disclaimers are inappropriate. Regardless of whether the unaffiliated shareholders are acting to authorize the transaction, they must each determine whether to exercise appraisal rights or otherwise take action against the filing persons. Please revise as requested.

Based on conversations with the Staff, we confirm that, in the context of a short form merger under Nevada law, in general there is no fiduciary breach claim available to minority shareholders and the only remedy that would be available to such shareholders is appraisal, so long as the filing persons satisfy their obligation to disclose all material information relevant to permit a determination by a shareholder whether to seek appraisal. We have modified the disclosure on page 23 of Amendment No. 2 to address the fact that Federal securities law claims may still be available to such shareholders.

Management Projections, page 29

6.

We note your response to prior comment 11; however, page 13 of exhibit 99.3 appears to contain projections that are not included in your going private disclosure document. Please revise your disclosure accordingly, or advise.

In response to the Staff's comment, we have revised the disclosure on page 29 of Amendment No. 2 to include additional projection figures that have been extracted from balance sheet and cash flows statement provided by management to Duff & Phelps, which are reflected on page 13 of exhibit 99.3.

We appreciate your prompt review of this response letter and are available at your convenience to discuss any further comments that you may have in response to this letter and/or Amendment No. 2. The Filing Persons each hereby acknowledge that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ASIA GREEN FOOD ENTERPRISE LIMITED
By:	/s/ Zhan Youdai
Name:	ZhanYoudai
Title:	Director

AGF INDUSTRIAL LIMITED
By:	/s/ Zhan Youdai
Name:	Zhan Youdai
Title:	Director

ZHAN YOUDAI
/s/ Zhan Youdai

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CID GREATER CHINA VENTURE CAPITAL FUND III, L.P
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

CAI JIANXUAN
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

AMPLE GOLD INTERNATIONAL LTD.
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

LI HOI YEUNG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HUANG SHUNMIAN
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

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WONG KA WA
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

JADE LANE GROUP LIMITED
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HFG INVESTMENTS, LTD.
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

VALUE PARTNERS HEDGE MASTER FUND LIMITED
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HALTER FINANCIAL INVESTMENTS, L.P.
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

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YING WONG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

XU YIHONG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HEPING WANG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

ARTHUR INVESTMENTS ADVISORY CO. LTD.
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

YUANJIA XU
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

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WENSI ZHANG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

DAIWU CHEN
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HUI DENG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HONG HU
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HONG ZHANG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

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ZHANG YIZI
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

XIANG ZHOU
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

XI LIANG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

JAMES H. GROH
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HERITAGE MANAGEMENT CONSULTANTS
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

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cc:

Via E-mail

James A. Mercer III, Esq.
Sheppard, Mullin, Richter & Hampton LLP

Joseph W.K. Chan, Esq.
Sidley Austin LLP

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